Management's Discussion and Analysis
of Financial Condition and Results of Operations
For the Three Months Ended March 31, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Golden Star Resources Ltd. and its subsidiaries("Golden Star" or "the Company" or "we" or "our"). This Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Company's audited consolidated financial statements for the years ended December 31, 2014 and the unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2015, which are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A includes information available to, and is dated, May 6, 2015. Unless noted otherwise, all amounts shown are in thousands of dollars, all currency amounts are stated in U.S. dollars and all information presented in this MD&A is prepared in accordance with IFRS.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
This report contains "forward-looking information" within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning the business, operations and financial performance and condition of Golden Star. Forward-looking information and statements include, but are not limited to, information or statements with respect to: the timing and amount of estimated future production and grades and associated cash operating costs per ounce; the timing for transforming and the ability to transform Wassa and Prestea into lower cost producers; production, cash operating cost and capital expenditure guidance for the Company's operations at Wassa and Bogoso in 2015; timing for completing mining at Chujah; the timing for publishing the Wassa feasibility study; the results of the Wassa feasibility study for combined operations and the Prestea underground preliminary economic assessment, including the post-tax internal rate of return and net present value (including assumed discount rates); timing for commencing underground development at Wassa; timing for first production from each of Wassa Underground Mine and Prestea Underground Mine; the life of mine at each of Wassa, Wassa Underground Mine and Prestea Underground Mine; pre-production capital costs, cash operating costs and all-in sustaining costs for each of Wassa Underground Mine and Prestea Underground Mine, and future work to be completed at each of Wassa Underground Mine and Prestea Underground Mine; the payback period at each of Wassa Underground Mine and Prestea Underground Mine; timing of receipt of outstanding environmental permits and funding at Prestea Underground Mine; plans to suspend the refractory mining operation and place the Bogoso refractory plant on care and maintenance, and the timing therefor; employee severance to be incurred and expensed in 2015; the timing and amount of payments from the Streaming Agreement; working capital, debt repayments and requirements for additional capital and sources of funding for operations and capital projects.
Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking information and statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Golden Star to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those set forth in the forward-looking information and statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, the availability of capital on reasonable terms or at all, local and community impacts and issues, results of pending or future feasibility studies, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Golden Star has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information and statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking information and statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking information and statements, including but not limited to: risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks;

future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Risk Factors” in Golden Star's Annual Information Form for the year ended December 31, 2014. Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Golden Star, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking information and statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Golden Star does not undertake to update any forward-looking information and statements that are included in this MD&A, except as required by applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Scientific and technical information contained in this MD&A was reviewed and approved by Dr. Martin Raffield, Senior Vice- President, Technical Services for Golden Star who is a “qualified person” as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and by S. Mitchel Wasel, BSc Geology who is a Qualified Person pursuant to National Instrument 43-101.  Mr. Wasel is Vice President Exploration for Golden Star and an active member of the Australasian Institute of Mining and Metallurgy. All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and NI 43-101. All mineral resources are reported inclusive of mineral reserves. Mineral resources which are not mineral reserves have not demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Golden Star's Annual Information Form for the year ended December 31, 2014 and the following current technical reports for those properties available at www.sedar.com: (i) Wassa - "NI 43-101 Technical Report on a preliminary economic assessment of the Wassa open pit mine and underground project in Ghana” effective date October 30, 2014; (ii) Bogoso - “NI 43-101 Technical Report on Resources and Reserves Golden Star Resources Ltd., Bogoso Prestea Gold Mine, Ghana” effective date December 31, 2013; and (iii) Prestea Underground - “NI 43-101 Technical Report on Preliminary Economic Assessment for the Shrinkage Mining of the West Reef Resource, Prestea Underground Mine, Ghana” effective date December 18, 2014.
Cautionary Note to U.S. Investors
This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to U.S. companies. Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC's Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in accordance with CIM standards. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic viability. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

OVERVIEW OF GOLDEN STAR
Golden Star is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana. The Company is pursuing brownfield development projects at its Wassa and Prestea mines that are expected to transform these mines into lower cost producers from 2016 onwards. The Company is a reporting issuer or the equivalent in all provinces of Canada, in Ghana and in the United States, and files disclosure documents with securities regulatory authorities in Canada, Ghana and with the SEC in the United States.
SUMMARY OF OPERATING AND FINANCIAL RESULTS

		Three Months Ended March 31,
OPERATING SUMMARY		2015	2014
Wassa gold sold	oz	23,194	34,838
Bogoso gold sold	oz	40,051	30,974
Total gold sold	oz	63,245	65,812
Average realized gold price	$/oz	1,210	1,292

Cash operating cost per ounce - Wassa[1]	$/oz	1,119	955
Cash operating cost per ounce - Bogoso[1]	$/oz	1,027	1,489
Cash operating cost per ounce[1]	$/oz	1,061	1,206
All-in sustaining cost per ounce[1]	$/oz	1,239	1,523

FINANCIAL SUMMARY
Gold revenues	$'000	76,519	85,004
Cost of sales excluding depreciation and amortization	$'000	72,203	84,296
Depreciation and amortization	$'000	11,585	6,616
Mine operating loss	$'000	(7,269)	(5,908)
General and administrative expense	$'000	3,632	5,706
Loss on fair value of 5% Convertible Debentures	$'000	3,736	10,174
Income tax expense	$'000	—	85

Net loss attributable to Golden Star shareholders	$'000	(13,127)	(22,364)
Adjusted net loss attributable to Golden Star shareholders[2]	$'000	(8,955)	(12,190)
Net loss per share attributable to Golden Star shareholders - basic and diluted	$/share	(0.05)	(0.09)
Adjusted net loss per share attributable to Golden Star shareholders - basic and diluted [2]	$/share	(0.03)	(0.05)

Cash flow provided by/(used in) operations	$'000	4,838	(1,947)
Cash used in operations before working capital changes[3]	$'000	(2,224)	(6,166)
Cash provided by/(used in) operations per share - basic and diluted	$/share	0.02	(0.01)
Cash used in operations before working capital changes per share - basic and diluted[3]	$/share	(0.01)	(0.02)

Capital expenditures	$'000	12,782	12,212
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce and all-in sustaining cost per ounce to cost of sales before depreciation and amortization.
2 See "Non-GAAP Financial Measures" below for a reconciliation of adjusted net income/(loss) attributable to Golden Star shareholders and adjusted net income/(loss) per share attributable to Golden Star shareholders to net income/(loss) attributable to Golden Star shareholders and net income/(loss) per share attributable to Golden Star shareholders.
3 See "Non-GAAP Financial Measures" below for an explanation of the calculation of cash provided used in operations before working capital changes and cash used in operations before working capital changes per share.

•
Consolidated cash operating cost per ounce was $1,061 in the first quarter of 2015, 12% lower than $1,206 in the same period in 2014. Bogoso's cash operating cost per ounce was $1,027 in the first quarter of 2015 compared to $1,489 in the same period in 2014.Wassa's cash operating cost per ounce was $1,119 in the first quarter of 2015 compared to $955 in the same period in 2014. The decrease in cash operating cost per ounce at Bogoso was a result of lower strip ratio and lower mining costs at Chujah as the mine realized the benefits of the betterment stripping that was completed in May 2014. The higher cash operating cost per ounce at Wassa was due to lower grades and lower throughput in the first quarter of 2015 compared to the first quarter of 2014. Wassa had higher grade ore feed from the Father Brown pit during the first quarter of 2014, however mining at Father Brown was completed in the second quarter of 2014.

•
Gold sales of 63,245 ounces in the first quarter of 2015 were 4% lower than the 65,812 ounces sold in the same period in 2014. Bogoso gold sales increased by 29% in the first quarter of 2015 compared to the same period in 2014 mainly as a result of higher grade and higher throughput. Wassa gold sales decreased by 33% due mainly to the lower throughput and lower grades processed as a result of the completion of mining of the Father Brown pit in May 2014 and the load shedding plan adopted in support for the Ghanaian Ministry of Power's effort to resolve the power supply deficit in Ghana.

•
Gold revenues totaled $76.5 million in the first quarter of 2015, compared with $85.0 million in the same period in 2014. The decrease in revenue was due to a decline in realized gold prices and fewer ounces sold. The average realized gold price per ounce in the first quarter of 2015 was $1,210, compared to $1,292 for the same period in 2014.

•
Mine operating expenses in the first quarter of 2015 totaled $69.2 million, down $13.7 million from $82.9 million incurred in the same period in 2014. The completion of mining of the Father Brown pit contributed to the lower mine operating expenses at Wassa in the first quarter of 2015 as lower contract mining, lower haulage and salaries costs were incurred. Mine operating expenses were lower at Bogoso as lower operating expenses were achieved as a result of lower strip ratio at Chujah.

•
Depreciation and amortization expense totaled $11.6 million in the first quarter of 2015 compared to $6.6 million in the same period in 2014. The increase in depreciation and amortization expense reflects the decrease in recoverable ounces compared to same period in 2014.

•
General and administrative costs decreased to $3.6 million in the first quarter of 2015, down from $5.7 million in the same period in 2014. The 37% decrease in head office costs were mainly due to decrease in legal fees incurred in the first quarter of 2015 compared to the same period in 2014.

•
The Company recorded a non-cash fair value loss of $3.7 million on the 5% Convertible Debentures in the first quarter of 2015 compared to a non-cash fair value loss of $10.2 million in the same period in 2014. This was calculated based on the discounted cash flows of the debt component and a Black-Scholes valuation of the conversion feature. The lower non-cash fair value loss in the first quarter of 2015 was a result of a change in the risk profile of the 5% Convertible Debentures as gold prices stabilized.

•
Net loss attributable to Golden Star shareholders for the first quarter of 2015 totaled $13.1 million or $0.05 loss per share, compared with a net loss of $22.4 million or $0.09 loss per share for 2014. Adjusted net loss attributable to Golden Star shareholders (see "Non-GAAP Financial Measures" section) was $9.0 million in the first quarter of 2015, compared to $12.2 million for the same period in 2014. Net loss and adjusted net loss were lower in the first quarter of 2015 mainly due to a lower loss in fair value of the convertible debentures compared to the same period in 2014.

•
Cash used in operations before working capital changes was $2.2 million for the first quarter of 2015, compared to $6.2 million used in the same period in 2014. Cash used in operations decreased in the first quarter of 2015 compared to the same period in 2014 due to lower mine operating expenses incurred at Wassa and Bogoso.

•
Capital expenditures for the first quarter of 2015 totaled $12.8 million compared to $12.2 million in the same period in 2014. The major capital expenditures in the first quarter of 2015 at Wassa included $5.8 million on expenditures relating to the development of the Wassa Underground Mine and $3.0 million on the improvement of the tailing facility and the processing plant. Capital expenditures at Bogoso during the first quarter of 2015 included $1.8 million on the Prestea Underground Mine.

OUTLOOK FOR 2015
Production and cost guidance for 2015 for the Company's operations remains unchanged. Capital expenditure guidance for Bogoso is increased to $31 million as the Company is expecting development expenditures for Prestea Underground Mine to be increased to $29 million.

	Gold production	Cash operating costs	Capital spending
	thousands of ounces	$ per ounce	$ millions
Wassa	105 - 120	850 - 990	$41
Bogoso	145 - 155	870 - 960	31
Consolidated	250 - 275	860 - 980	$72
CORPORATE DEVELOPMENTS
Gold prices
Spot gold prices decreased marginally from $1,199 per ounce at the end of 2014 to $1,187 per ounce at the end of the first quarter of 2015. The Company realized an average gold price of $1,210 per ounce for gold sales during 2014, 6% lower than the average realized gold price of $1,292 per ounce for the first quarter of 2014 due to the decline in average spot price of gold. The spot gold price on May 6, 2015 was $1,194 per ounce.
$130 million gold stream agreement and $20 million loan
On May 7, 2015, the Company announced that it has entered into a gold purchase and sale agreement ("Streaming Agreement") with RGLD Gold AG (“RGLD”), a wholly-owned subsidiary of Royal Gold, Inc. ("RGI"). RGLD will make a $130 million advance payment to the Company in stages. The Company will receive an initial payment of $55 million subject to the satisfaction of certain conditions and the balance will be advanced on a pro rata basis with spending on the Wassa and Prestea underground and is expected to be advanced in five quarterly $15 million payments beginning September 1, 2015 and ending September 1, 2016, as the Wassa and Bogoso development projects progress. Under the Streaming Agreement, Golden Star will initially deliver 8.5% of Bogoso and Wassa ("the Mines") production to RGLD at a cash purchase price of 20% of spot gold until 185,000 ounces have been delivered. A further 5% of the Mines production at a cash purchase price of 20% of spot gold will be delivered thereafter until an additional 22,500 ounces have been delivered. Thereafter, 3% of the Mines production at a cash purchase price of 30% of spot gold will be delivered in perpetuity.
In addition, RGI will provide Golden Star a $20 million four year term loan at an interest rate calculated at 62.5% of the average daily gold price relevant for the quarter divided by 10,000 (for example, 7.5% at $1,200 gold price), not to exceed 11.5%. As part of the loan agreement, Golden Star will grant to RGI 5.0 million warrants exercisable into common shares of the Company at a price equal to a 30% premium of the weighted average share price on the NYSE MKT for the 10 day period ending two days prior to announcement of the transaction. The warrants will have a four year term.
The funds received are to be used for the development of the Wassa and Prestea underground mines, for general corporate purposes and to retire the existing outstanding amount on the Ecobank loan I.
Bogoso refractory operation
The refractory operation at Bogoso is planned to be suspended and placed on care and maintenance when the Chujah pits are mined out in late 2015. This is in keeping with the Company's strategy of lowering the cash operating cost per ounce by focusing future mining and processing on non-refractory ore types which require lower processing costs than refractory ores.
Power restrictions in Ghana
Since December 2014, the Volta River Authority ("VRA"), the Ghana government's subsidiary which controls Ghanaian power supply, has rationed electric power to all power users in Ghana, including the mining sector. Ghana's major power generating source, the Akosombo Hydroelectric Power Station on the Volta river has cut back its power output over the past several months due to historical low water levels in the Akosombo reservoir which feeds the Akosombo power plant. Rainfall over the last several months has not been sufficient to restore the reservoir water levels to a point that would allow continuous unrestricted operations. Additionally, the thermal power plants are running significantly below capacity causing a further power shortfall of almost 300 megawatts in Ghana.

Ghana has implemented both short and long-term remediation plans to bring the power supply back to capacity. These projects include increasing the gas supply, construction of power barges, construction of a power plant and pursuing solar, wind, liquefied natural gas and oil projects.
In light of the power supply deficit in Ghana, the Company supported the Ghanaian Ministry of Power's load shedding plan introduced in December 2014. The reduction in power usage was achieved by a combination of (i) reducing the plant throughput at Wassa, (ii) limiting activities at the Prestea underground mine and (iii) operating our stand-by diesel generating capacity. By taking these actions, the Company was able to continue operations at Wassa and Bogoso but the high cost of diesel for our generators has contributed to higher operating costs.
DEVELOPMENT PROJECTS UPDATE
Wassa
Feasibility Study ("FS")
The FS on the development of an underground mining operation at Wassa has been completed and will be published on SEDAR in early May 2015. It is the Company's objective to develop an underground mine at Wassa that will operate in conjunction with the existing open pit mine. Below is a summary of the results of the Wassa FS:

•	Post-tax internal rate of return (“IRR”) of 83% estimated for the Wassa Mine at $1,200 per ounce gold price

•	Net present value, assuming a 5% discount rate (“NPV5%”), of $176 million estimated for Wassa Mine, at $1,200 per ounce gold price

•	Total Proven and Probable Mineral Reserves for Wassa Mine as of December 31, 2014 are 24.1 million tonnes at 2.04 grams per tonne of gold (“g/t Au”) for 1.6 million ounces of gold

•	Total Measured and Indicated Mineral Resources as of December 31, 2014 are 49.5 million tonnes at 2.21 g/t Au for 3.5 million ounces of gold, inclusive of Mineral Reserves

•	Wassa Underground Mineral Reserves as of December 31, 2014 are 5.4 million tonnes at 4.26 g/t Au for 745,000 ounces of gold

•	Wassa Open Pit Mineral Reserves, including stockpiles, as of December 31, 2014 are 18.7 million tonnes at 1.39 g/t Au for 834,000 ounces of gold

•	Inferred Mineral Resources as of December 31, 2014 are 11.6 million tonnes at 3.79 g/t Au for 1.4 million ounces of gold

•	Pre-production incremental capital expenditure for Wassa Underground estimated at $39 million

•	First production from Wassa Underground expected in early 2016 and estimated to continue into 2024

•	Life of Mine ("LOM") cash operating cost of $780 per ounce and all-in sustaining costs of $938 per ounce estimated for combined Wassa operation

•	Payback period of 3.25 years at $1,200 per ounce gold price

Prior to the end of 2014, Wassa received the necessary permits to commence development of an exploration decline which will facilitate definition drilling and obtaining a bulk sample of the higher grade ore below the Wassa Main pit. Orders for mining equipment have been placed and all major equipment is now in transit to site. Site preparation work is underway for the mobile equipment workshop, offices, warehouse and electrical system. The preparation work in the pit where the declines will be driven is completed. Underground development is expected to commence in mid-2015 with the first stope of ore being produced scheduled in the second quarter of 2016.
Bogoso
Prestea Underground Mine
Prestea Mine consists of an underground mine that has been in existence for over 100 years along with adjacent surface deposits. The mine is located 16 km south of the Bogoso mine in the town of Prestea. The underground mine is currently on care and maintenance.  A number of high grade surface deposits exist to the south of underground mine that have historically been exploited by artisanal miners. There are associated support facilities for both these operations.  The Company plans to bring Prestea Underground Mine into production by 2016 pending receipt of outstanding environmental permits and necessary funding.
The preliminary economic assessment ("PEA") on the development of the Prestea Underground Mine has been completed and published on SEDAR. The PEA is based on development of a non-mechanized mining operation at Prestea. The capital expenditure associated with a non-mechanized mine is substantially lower and delivers better internal rate of return than the previously contemplated mechanized mining option. Below is a summary of the results of the PEA for the Prestea Underground Mine:

•	Post-tax IRR of 72% at $1,200 per ounce gold price

•	Net present value of $121 million estimate for Prestea mine based on discount rate of 5% and $1,200 per ounce gold price

•	Initial capital expenditure of approximately $40 million required to first production

•	Total project life of five years, after one year of development

•	Estimated cash operating cost of $370 per ounce

•	Estimated all-in sustaining costs of $518 per ounce

•	Payback period of 2.5 years from the start of development at $1,200 per ounce gold price
During the first quarter of 2015, the Company incurred capital expenditures totaling $1.8 million at the Prestea Underground Mine. The shrinkage mining feasibility study has been commenced and is expected to be completed during the second quarter of 2015. The Company expects to incur approximately $29 million of capital expenditures on the Prestea Underground Mine in 2015, which include expenditures relating to track rehabilitation, water pumping and shaft steel replacement.

WASSA OPERATIONS
Through a 90% owned subsidiary Golden Star (Wassa) Limited, the Company owns and operates the Wassa open pit mine, located approximately 35 kilometers east of the town of Bogoso, Ghana. Wassa has a non-refractory processing plant (“Wassa processing plant”) consisting of a carbon-in-leach ("CIL") system with a capacity of 2.7 million tonnes per annum. Ore from the Wassa mine is processed at the Wassa processing plant.

		Three Months Ended March 31,
		2015	2014
WASSA FINANCIAL RESULTS
Revenue	$'000	$28,112	$44,909

Mine operating expenses	$'000	25,300	34,076
Royalties	$'000	1,406	2,248
Operating costs from/(to) metals inventory	$'000	1,947	(806)
Cost of sales excluding depreciation and amortization	$'000	28,653	35,518
Depreciation and amortization	$'000	3,900	3,873
Mine operating (loss)/margin	$'000	$(4,441)	$5,518

Capital expenditures	$'000	10,426	4,144

WASSA OPERATING RESULTS
Ore mined	t	560,151	649,462
Waste mined	t	2,361,781	4,440,070
Ore processed	t	630,720	704,376
Grade processed	g/t	1.20	1.62
Recovery	%	92.6	92.7
Gold sales	oz	23,194	34,838

Cash operating cost per ounce[1]	$/oz	1,119	955
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.

Three Months Ended March 31, 2015 compared to three months ended March 31, 2014
Production
Gold sales were 23,194 ounces for the first quarter of 2015, a 33% decrease from the 34,838 ounces sold during the same period in 2014 due to lower grade and throughput. Production was higher in the same quarter of 2014 as Wassa had ore feed from the higher grade Father Brown pit. Mining at Father Brown was completed in the second quarter of 2014.
Gold revenues
Gold revenues were $28.1 million for the first quarter of 2015, compared to $44.9 million for the same period in 2014. The decrease was due to a 33% decrease in ounces of gold sold and the decline in the average realized gold price to $1,212 per ounce in the first quarter of 2015, compared to $1,289 per ounce for the same period in 2014.
Cost of sales excluding depreciation and amortization
Cost of sales excluding depreciation and amortization for Wassa was $28.7 million in the first quarter of 2015, $6.9 million lower than the $35.5 million incurred during the same period in 2014. The lower cost of sales is mainly related to the $8.8 million decrease in mine operating expenses and lower royalty expense. The completion of mining of the Father Brown pit contributed to the lower mine operating expenses in the first quarter of 2015 as lower contract mining, haulage and salaries costs were incurred.

Depreciation and amortization
Depreciation and amortization for 2015 amount to $3.9 million in the first quarter of 2015 compared to $3.9 million in the same period in 2014. The depreciation and amortization expense in the first quarter of 2015 was impacted by the lower reserve and resource estimates compared to the same period in 2014.
Cash operating cost per ounce
Wassa's cash operating cost per ounce for the first quarter of 2015 totaled $1,119, up 17% from $955 in 2014. Wassa's cash operating costs of $26.0 million for the first quarter of 2015 were 22% lower than the $33.3 million incurred during the same period in 2014. However, the lower gold production compared to the first quarter of 2014 more than offset the lower total cash operating costs, resulting in higher cash operating costs per ounce.
Capital expenditures
Capital expenditures for the first quarter of 2015 were $10.4 million compared with $4.1 million in the same period in 2014. Sustaining capital expenditures were $2.2 million for the three months ended March 31, 2015 compared to $0.8 million incurred in the same period in 2014. Development capital expenditures were $8.2 million for the three months ended March 31, 2015 compared to $3.3 million in 2014. Development capital expenditures in the first quarter of 2015 included $5.8 million on expenditures relating to the development of the Wassa Underground Mine and $1.5 million on the improvement of the tailing facility.

BOGOSO OPERATIONS
Through a 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, the Company owns and operates the Bogoso gold mining and processing operations located near the town of Bogoso, Ghana and the Prestea Mine. Bogoso operates a gold ore processing facility with a capacity of 2.7 million tonnes of ore per annum, which uses bio-oxidation technology to treat refractory ore (“Bogoso refractory plant”). The Company plans to suspend the refractory mining operation and place the Bogoso refractory processing plant on care and maintenance in the second half of 2015. Bogoso also has a CIL processing facility located adjacent to the Bogoso refractory plant, which is suitable for treating non-refractory gold ores (“Bogoso non-refractory plant”) with capacity of up to 1.5 million tonnes per annum.
Through Bogoso, the Company owns the Prestea Underground Mine, which is located on the Prestea property and consists of a currently inactive underground gold mine and associated support facilities.

		Three Months Ended March 31,
		2015	2014
BOGOSO FINANCIAL RESULTS
Revenue	$'000	$48,407	$40,095

Mine operating expenses	$'000	43,946	48,857
Royalties	$'000	2,422	2,007
Operating costs to metals inventory	$'000	(2,818)	(2,086)
Cost of sales excluding depreciation and amortization	$'000	43,550	48,778
Depreciation and amortization	$'000	7,685	2,743
Mine operating loss	$'000	$(2,828)	$(11,426)

Capital expenditures	$'000	2,356	8,068

BOGOSO OPERATING RESULTS
Ore mined refractory	t	741,992	654,303
Ore mined non-refractory	t	—	—
Total ore mined	t	741,992	654,303
Waste mined	t	1,439,321	4,924,147
Refractory ore processed	t	571,806	708,323
Refractory ore grade	g/t	2.59	1.79
Gold recovery – refractory ore	%	70.6	66.7
Non-refractory ore processed	t	421,566	404,493
Non-refractory ore grade	g/t	0.92	0.94
Gold recovery - non-refractory ore	%	41.9	41.0
Gold sold refractory	oz	34,589	26,010
Gold sold non-refractory	oz	5,462	4,964
Gold sales (total)	oz	40,051	30,974

Cash operating cost per ounce [1]	$/oz	1,027	1,489
1 See "Non-GAAP Financial Measures" below for a reconciliation of cash operating cost per ounce to cost of sales excluding depreciation and amortization.
Three Months Ended March 31, 2015 compared to three months ended March 31, 2014
Production
Bogoso gold sales were 40,051 ounces for the first quarter of 2015, up 29% compared to 30,974 ounces for the same period in 2014. Refractory gold sales increased to 34,589 ounces in 2015 from the 26,010 ounces sold in 2014 as a result of higher grade processed and higher recovery achieved during the first quarter of 2015. Non-refractory gold sales increased to 5,462 ounces in the first quarter of 2015, up 10% from the 4,964 ounces sold in the same period in 2014 as a result of higher throughput and higher recovery achieved during the first quarter of 2015.

Gold revenues
Gold revenues for the first quarter of 2015 were $48.4 million compared to $40.1 million in the same period in 2014. Gold sold totaled 40,051 ounces in the three months ended March 31, 2015, up 29% from 30,974 ounces sold in the same period in 2014. The increased production was offset by a 7% decrease in the realized gold price, averaging $1,209 per ounce in the first quarter of 2015, compared to $1,294 per ounce in the same period in 2014.
Cost of sales excluding depreciation and amortization
Bogoso's cost of sales excluding depreciation and amortization was $43.6 million for the first quarter of 2015, down from $48.8 million for the same period in 2014 due mainly to a decrease in mine operating expenses. Mine operating expenses totaled $43.9 million in the first quarter of 2015, 10% lower than the $48.9 million incurred during the same period in 2014 mainly as a result of lower mining expenses achieved as a result of lower strip ratio at Chujah.
Depreciation and amortization
Depreciation and amortization expense increased to $7.7 million for the first quarter of 2015, compared to $2.7 million for the same period in 2014. The higher depreciation and amortization expense was a result of higher production in the first quarter of 2015 compared to the same period in 2014 and the decrease in reserve and resource estimates compared to the same period in 2014.
Cash operating cost per ounce
Cash operating cost per ounce was $1,027 for the first quarter of 2015, compared to $1,489 for the same period in 2014. Cash operating costs for the three months ended March 31, 2015 were $41.1 million, down from $46.1 million during the same period in 2014 due mainly to lower mine operating expenses achieved as a result of lower headcount and lower strip ratio resulting in lower mining costs at Chujah.
Capital expenditures
Capital expenditures for the first quarter of 2015 were $2.4 million compared to $8.1 million during the same period in 2014. Sustaining capital expenditures were $0.4 million in the first quarter of 2015 compared to $0.7 million during the same period in 2014. Development capital expenditures were $2.0 million in the first quarter of 2015 compared to $7.3 million in the same period in 2014. Development capital expenditures in the first quarter of 2015 included $1.8 million on the Prestea Underground Mine.
SUMMARIZED QUARTERLY FINANCIAL RESULTS

	Three Months Ended,
(Stated in thousands of U.S dollars except per share data)	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Revenues	$76,519	$86,586	$77,758	$79,567	$85,004	$96,034	$118,159	$120,693
Cost of sales excluding depreciation and amortization	72,203	71,410	70,774	78,432	84,296	88,550	91,294	101,178
Net (loss)/income	(15,113)	(53,545)	1,165	(6,708)	(24,353)	(165,304)	4,539	(145,671)
Net income/(loss) attributable to shareholders of Golden Star	(13,127)	(48,155)	2,593	(5,153)	(22,364)	(148,576)	3,507	(128,828)
Net (loss)/income per share attributable to shareholders of Golden Star:
- Basic and diluted	$(0.05)	$(0.19)	$0.01	$(0.02)	$(0.09)	$(0.57)	$0.01	$(0.50)

LIQUIDITY AND FINANCIAL CONDITION
The Company held $24.2 million in cash and cash equivalents as of March 31, 2015, down from $39.4 million at December 31, 2014. During the three months ended March 31, 2015, operations provided $4.8 million of cash and cash used for investing and financing activities totaled $15.7 million and $4.3 million respectively.
The working capital deficit decreased from $32.0 million at December 31, 2014 to $31.6 million at March 31, 2015. The $15.1 million decrease in cash more than offset the $14.3 million decrease in current accounts payable during the first quarter of 2015. Current accounts payable decreased from $123.5 million at December 31, 2014 to $109.1 million at March 31, 2015 mainly due to an agreement with the VRA on a deferral of approximately $19 million in payments to 2016 and 2017. This deferral amount has been reclassified as long term liabilities as at March 31, 2015.
Before working capital changes, operations used $2.2 million of operating cash flow during the first quarter of 2015, compared to $6.2 million used by operations in the same period in 2014. Cash used by operations decreased primarily due to lower mine operating expenses incurred during the first quarter of 2015.
Working capital changes provided $7.1 million during the first quarter of 2015, compared to $4.2 million provided by working capital in the same period in 2014. The working capital changes in the first quarter of 2015 related mainly to an increase in accounts payable and accrued liabilities by $7.7 million, a decrease in accounts receivable by $1.2 million, offset by an increase in prepaids and other by $1.3 million and an increase in inventories by $0.5 million.
Investing activities used $15.7 million during the first quarter of 2015, which included $5.8 million on the development of the Wassa Underground Mine, $1.8 million on the development Prestea Underground Mine and $3.0 million on upgrades of the tailing facility and the processing plant.
Financing activities used $4.3 million in the first quarter of 2015 compared to a net of $8.4 million cash provided in the same period in 2014. During the three months ended March 31, 2015, the Company made total principal repayments of $4.3 million on Ecobank Loan I, equipment loans and capital lease obligations. During the same period in 2014, the Company drew down a total of $10 million under the Ecobank Loan I and made $1.7 million principal repayments of debt.
LIQUIDITY OUTLOOK
On May 7, 2015, the Company announced that it has entered into a Streaming Agreement with RGLD, a wholly-owned subsidiary of RGI. RGLD will make a $130 million advance payment to the Company in stages. The Company will receive an initial payment of $55 million subject to the satisfaction of certain conditions and the balance will be advanced on a pro rata basis with spending on the Wassa and Prestea underground and is expected to be advanced in five quarterly $15 million payments beginning September 1, 2015 and ending September 1, 2016, as the Wassa and Bogoso development projects progress. In addition, RGI will provide Golden Star a $20 million four year term loan at an interest rate calculated at 62.5% of the average daily gold price relevant for the quarter divided by 10,000 (for example, 7.5% at $1,200 gold price), not to exceed 11.5%.
As of March 31, 2015, the Company had $24.2 million in cash, $25.0 million available for draw down under the Ecobank Loan II and funds available for mobile equipment purchases under the Company's equipment financing facilities.
Working capital deficit declined from $32.0 million at December 31, 2014 to $31.6 million at March 31, 2015. The decrease in accounts payable was offset by the decrease in cash. Current accounts payable decreased from $123.5 million at December 31, 2014 to $109.1 million at March 31, 2015 mainly due to an agreement with the VRA on a deferral of approximately $19 million in payments to 2016 and 2017. This deferral amount has been reclassified as long term liabilities as at March 31, 2015.
The Company is currently developing a care and maintenance plan to maintain the Bogoso refractory processing plant subsequent to suspension of the plant and are in the process of determining the associated care and maintenance, holding and employee severance costs. The Company currently estimates employee severance to be between $12 million to $16 million which is expected to be incurred and expensed in the remainder of 2015.
The Company expects that the existing cash balance, available credit from the Ecobank loan II, funds available from the equipment financing facilities and the proceeds from the Streaming Agreement will be sufficient to fund operations and capital expenditures as required for the development of the Wassa and Prestea underground mines.
TABLE OF CONTRACTUAL OBLIGATIONS

	Payment due (in thousands) by period
(Stated in thousands of U.S dollars)	Less than 1 Year	1 to 3 years	3 to 5 years	More than 5 Years	Total
Debt [1]	$12,083	$104,554	$8,906	$—	$125,543
Finance leases	751	2,104	776	—	3,631
Interest on long term debt	6,996	10,414	420	—	17,830
Other long term liabilities[2]	—	18,973	—	—	18,973
Purchase obligations	9,497	—	—	—	9,497
Rehabilitation provisions[3]	3,409	28,009	29,324	29,530	90,272
Total	$32,736	$164,054	$39,426	$29,530	$265,746

[1]
Includes the outstanding repayment amounts from the 5% Convertible Debentures maturing in June 2017, the Ecobank Loan I and the equipment financing loans. Golden Star has the right to repay the $77.5 million principal amount of the 5% Convertible Debentures in cash or in common shares at the due date under certain circumstances. The presentation shown above assumes payment is made in cash and also assumes no conversions of the 5% Convertible Debentures into common shares by the holders prior to the maturity date.

[2]	This amount represents the agreement with the electricity provider in Ghana, Volta River Authority, for deferral of payments of certain accounts payable to 2016 and 2017.

[3]	Rehabilitation provisions indicates the expected undiscounted cash flows for each period.
RELATED PARTY TRANSACTIONS
There were no material related party transactions in the three months ended March 31, 2015 and 2014 other than compensation of key management personnel which is presented in the table below. Key management personnel is defined as members of the Board of Directors and certain senior officers.

	Three Months Ended March 31,
(Stated in thousands of U.S dollars)	2015	2014
Salaries, wages, and other benefits	$760	$596
Bonus	328	508
Share-based compensation	298	576
	$1,386	$1,680
OFF-BALANCE ARRANGEMENTS
The Company has no material off-balance sheet arrangements.
NON-GAAP FINANCIAL MEASURES
In this MD&A, we use the terms "cash operating cost", “cash operating cost per ounce”, "all-in sustaining costs", "cash (used in)/provided by operations before working capital changes", "adjusted net (loss)/income attributable to Golden Star shareholders" and "adjusted net (loss)/income per share attributable to Golden Star shareholders".
“Cost of sales excluding depreciation and amortization” as found in the statements of operations includes all mine-site operating costs, including the costs of mining, ore processing, maintenance, work-in-process inventory changes, mine-site overhead as well as production taxes, royalties, and by-product credits, but excludes exploration costs, property holding costs, corporate office general and administrative expenses, foreign currency gains and losses, gains and losses on asset sales, interest expense, gains and losses on derivatives, gains and losses on investments and income tax expense/benefit.
“Cash operating cost” for a period is equal to “Cost of sales excluding depreciation and amortization” for the period less royalties and production taxes, minus the cash component of metals inventory net realizable value adjustments and severance charges, and "cash operating cost per ounce" is that amount divided by the number of ounces of gold sold during the period. We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. We provide this measure to investors to allow them to also monitor operational efficiencies of the Company's mines. We calculate this measure for both individual operating units and on a consolidated basis. Since cash operating costs do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
"All-in sustaining costs" commences with cash operating costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploratory drilling and greenfield evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of all-in sustaining costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.

The Company believes that “all-in sustaining costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing the operating performance and also the Company's ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a disconnect between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently the Company believes these measures are useful non-IFRS operating metrics ("non-GAAP measures") and supplement the IFRS disclosures made by the Company. These measures are not representative of all of Golden Star's cash expenditures as they do not include income tax payments or interest costs. Non-GAAP measures are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. The table below reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to the current definition.
The table below reconciles consolidated cost of sales excluding depreciation and amortization to cash operating cost per ounce and all-in sustaining costs per ounce:

(Stated in thousands of U.S dollars except cost per ounce data)	Three Months Ended March 31,
	2015	2014
Cost of sales excluding depreciation and amortization	$72,203	$84,296
Severance charges	(484)	—
Royalties	(3,828)	(4,255)
Metals inventory net realizable value adjustment	(803)	(653)
Cash operating costs	67,088	79,388
Royalties	3,828	4,255
Metals inventory net realizable value adjustment	803	653
Accretion of rehabilitation provision	440	436
General and administrative costs	3,632	5,706
Sustaining capital expenditures	2,589	1,029
All-in sustaining costs	$78,380	$91,467

Ounces sold	63,245	65,812
Cost per ounce measures ($/oz):
Cash operating cost per ounce	1,061	1,206
All-in sustaining cost per ounce	1,239	1,390
The tables below reconcile cost of sales excluding depreciation and amortization to cash operating costs per ounce for each of the operating mines:

	Three Months Ended March 31, 2015

	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$28,653	$43,550	$72,203
Severance charges	(481)	(3)	(484)
Royalties	(1,406)	(2,422)	(3,828)
Metals inventory net realizable value adjustment	(803)	—	(803)
Cash operating costs	$25,963	$41,125	$67,088

Ounces sold	23,194	40,051	63,245

Cash operating cost per ounce	$1,119	$1,027	$1,061

	Three Months Ended March 31, 2014

	Wassa	Bogoso	Combined
Cost of sales excluding depreciation and amortization	$35,518	$48,778	$84,296
Royalties	(2,248)	(2,007)	(4,255)
Metals inventory net realizable value adjustment	—	(653)	(653)
Cash operating costs	$33,270	$46,118	$79,388

Ounces sold	34,838	30,974	65,812

Cash operating cost per ounce	$955	$1,489	$1,206
"Cash provided by operations before working capital changes" is calculated by subtracting the "Changes in working capital" from "Net cash provided by operating activities" as found in the statements of cash flows.
We use cash operating cost per ounce and cash (used in)/provided by operations before working capital changes as key operating indicators. We monitor these measures monthly, comparing each month's values to prior periods' values to detect trends that may indicate increases or decreases in operating efficiencies. These measures are also compared against budget to alert management of trends that may cause actual results to deviate from planned operational results. We provide these measures to the investors to allow them to also monitor operational efficiencies of the mines owned by the Company. We calculate these measures for both individual operating units and on a consolidated basis.
Cash operating cost per ounce and cash provided by operations before working capital changes should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
Adjusted net loss attributable to Golden Star shareholders
The table below shows the reconciliation of net loss attributable to Golden Star shareholders to adjusted net loss attributable to Golden Star shareholders and adjusted net loss per share attributable to Golden Star shareholders:

(Stated in thousands of U.S dollars except per share data)	Three Months Ended March 31,
	2015	2014
Net loss attributable to Golden Star shareholders	$(13,127)	$(22,364)
Add back:
Gain on fair value of 5% Convertible Debentures	3,736	10,174
Severance charges	484	—
	(8,907)	(12,190)
Adjustments attributable to non-controlling interest	(48)	—
Adjusted net loss attributable to Golden Star shareholders	$(8,955)	$(12,190)

Adjusted net loss per share attributable to Golden Star shareholders
Basic and diluted	$(0.03)	$(0.05)
Weighted average shares outstanding - basic and diluted (millions)	259.5	259.2
In order to indicate to stakeholders the Company's earnings excluding the non-cash (gain)/loss on the fair value of the Convertible Debentures, non-cash impairment charges and severance charges, the Company calculates "adjusted net income/(loss) attributable to Golden Star shareholders" and "adjusted net income/(loss) per share attributable to Golden Star shareholders" to supplement the consolidated financial statements.

Adjusted net loss attributable to Golden Star shareholders and adjusted net loss per share attributable to Golden Star shareholders should be considered as non-GAAP financial measures as defined in the Canadian securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate all non-cash expense and income items, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, our share price, risk free interest rates, gold prices, mining rates, milling rates, ore grade, gold recovery, costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. The Company believes that these measures are similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance.
OUTSTANDING SHARE DATA
As of May 6, 2015, there were 259,921,731 common shares of the Company issued and outstanding, 16,268,860 stock options outstanding, 3,599,963 deferred share units outstanding, 3,391,222 share appreciation rights outstanding, 9,910,710 performance share units outstanding, 81,141 restricted share units outstanding and 5% Convertible Debentures which are convertible into 46,963,636 common shares. The share appreciation rights, performance share units and restricted share units are cash settled instruments.
CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS
The critical accounting estimates and assumptions are disclosed in Note 4 of the audited consolidated financial statements for the year ended December 31, 2014.
CHANGES IN ACCOUNTING POLICIES
The changes in accounting policies and standards, interpretations and amendments not yet effective are disclosed in Note 3 of the condensed interim consolidated financial statements for the three months ended March 31, 2015.
FINANCIAL INSTRUMENTS

(Stated in thousands of U.S dollars)	Fair value at March 31, 2015	Basis of measurement	Associated risks
Cash and cash equivalents	$24,182	Loans and receivables	Interest/Credit/Foreign exchange
Accounts receivable	13,617	Loans and receivables	Foreign exchange/Credit
Trade and other payables	68,532	Amortized cost	Foreign exchange/Interest
5% Convertible Debentures	51,582	Fair value through profit and loss	Interest
Ecobank Loan I, net of loan fees	40,065	Amortized cost	Interest
Equipment financing facility	7,151	Amortized cost	Interest
Finance leases	3,631	Amortized cost	Interest
Other long term liabilities	16,541	Amortized cost	Interest
Loans and receivables - Cash and cash equivalents and accounts receivables mature in the short term and approximate their fair values.
Amortized costs - Trade and other payables, the Ecobank Loan I, the equipment financing facility and the finance leases approximate their carrying values as the interest rates are comparable to current market rates. Carrying value of the other long term liabilities has been discounted to reflect its fair value.
Fair value through profit or loss - The debt component of the 5% Convertible Debentures is valued based on discounted cash flows and the conversion feature is valued using a Black Scholes model. The risk free interest rate used in the fair value computation is the interest rate on US treasury rate with maturity similar to the remaining life of the convertible debenture. The discount rate used is determined by adding the risk premium to the risk free interest rate. A market-based volatility rate was also applied to the fair value computation. For the three months ended March 31, 2015, a revaluation loss of $3.7 million was recorded compared to a revaluation loss of $10.2 million for the three months ended March 31, 2014.

DISCLOSURES ABOUT RISKS
The Company's exposure to significant risks include, but is not limited to, the following risks: change in interest rates on our debt, change in foreign currency exchange rates, commodity price fluctuations, liquidity risk and credit risk. For a complete discussion of the risks, refer to the Company's Annual Information Form for the year ended December 31, 2014 available on the SEDAR website at www.sedar.com.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management's Report on Internal Control Over Financial Reporting
The Company's management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Changes in Internal Control Over Financial Reporting
There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, or is reasonable likely to materially affect, the Company's internal control over financial reporting during the period covered by this MD&A.
ADDITIONAL INFORMATION
Additional information regarding the Company, including the Company's Annual Information Form for the year ended December 31, 2014 is available under the Company's profile on SEDAR at www.sedar.com.